Endeavour Silver Appoints New Vice President, Operations and Country Manager, Mexico

VANCOUVER, BC -- (Marketwired - February 01, 2017) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) announces the appointment of Tomas Iturriaga Hidalgo as its new Vice President, Operations and Country Manager for Mexico, effective February 2, 2017.

Mr. Iturriaga, B.Sc. Eng., MBA Global, is a Mexican national and a Harvard General Management graduate with more than 20 years of professional experience. Tomas brings to Endeavour a wealth of experience in mine and operations management, new project planning/development and turning around underperforming assets, as well as having executive, technical and administrative expertise.

He started his career in mine product sales and support with Dupont, Rockwell and Donaldson, then moved into supply chain management with Solectron, followed by 11 years moving up the ranks at Goldcorp as finance/administration manager then general manager at their Los Filos gold mine in Mexico, COO and then Regional VP for all of Goldcorp's Mexican operations.

Most recently, Tomas was Vice President, North American Operations for Capstone Mining Corp., a multi-mine, multi-country copper mining company with 1,600 employees and contractors, where he was responsible for planning and executing their capital and operating programs and budgets, operations management, and mine permitting.

Bradford Cooke, CEO and Director, commented, "I am thrilled to welcome Tomas to the Endeavour management team. His skills and experience are a great fit with our senior group and his depth and breadth of knowledge in the mining sector will enhance our ability to become bigger and better going forward as we optimize our three current mines and develop new mines to fuel our future growth."

About Endeavour Silver - Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (EDR) and the NYSE (EXK).

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2017 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com